Nestlé

PRESS RELEASE

# Nestlé to Acquire Novartis Medical Nutrition, Moving Toward Nutrition, Health and Wellness

Vevey, 14 December 2006 – As a part of its continuing efforts to reinforce the Group's leading position in nutrition, Nestlé has agreed to acquire the entire medical nutrition business of Novartis for a total amount of USD 2.5 billion. The move propels Nestlé into a strong number two position in the fast growing and profitable healthcare nutrition segment, where so far Nestlé played only a minor role. Through this acquisition Nestlé also strengthens its existing R&D capability, helping to accelerate the growth of the nutrition business.

With sales of about USD 950 million in 2006, Novartis Medical Nutrition is the worldwide number two. Geographically and with regard to the products, the business is complementary to Nestlé's healthcare nutrition and the combination of both offers a product portfolio covering all disease specific cases where special nutrition is needed. As a result of the strong complementarity, Nestlé does not expect the acquisition to have any material impact on Group earnings in the short term.

As a result of the acquisition, about 2 000 employees of Medical Nutrition with their specific know-how and expertise will join the Nestlé Group, thereby also boosting Nestlé's R&D research capability, as well as providing better access to medical institutions.

The transaction, which is expected to be completed during the second half of 2007, is subject to regulatory approval.

Peter Brabeck-Letmathe, Chairman and CEO of Nestlé, said: "I am very pleased that this acquisition allows us to become a very strong player in the strategic core category of nutrition. I welcome the people from Novartis who will strengthen our capability in healthcare nutrition, including specific R&D. This is a very important step for the Nestlé Group in its strategic transformation process to a nutrition, health and wellness company as it strengthens the core of our globally managed Nestlé Nutrition business."

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|---|---|---|---|
| **Contacts:** | *Media:* | *François-Xavier Perroud* | *Tel.: +41-21-924 2596* |
| | *Investors:* | *Roddy Child-Villiers* | *Tel.: +41-21-924 3622* |

**Conference Call Details**

You can follow a conference call with synchronised presentation at 1000 CET / 0900 UK / 0400 ET at the following URL: http://clients.world-television.com/nestle/20061214/.
This will be hosted by Roddy Child-Villiers, Nestlé Investor Relations, and Jim Singh, head of Acquisitions and Business Development. The conference will be available at the same address as an archive from about an hour after the call ends.
It will also be available as a podcast. If you would prefer to listen to the call on the telephone, please call +44 208 974 7900, passcode 579124.
More details (replay numbers, presentation download, podcast subscription) are available at our Media Center at http://www.nestle.com/Media_Center/Media+Center.htm

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